Filed Pursuant to Rule 163

N E W S     R E L E A S E

FOR IMMEDIATE RELEASE	Contact:	Investor Relations: Susan Wright Greenfield (305) 569-3449 sgreenfield@bankunited.com	Corporate Communications: Melissa Gracey (305) 817-8117 mgracey@bankunited.com

BankUnited Launches $160 Million Equity Units Offering

CORAL GABLES, Fla. – April 18, 2007 – BankUnited Financial Corporation (NASDAQ: BKUNA), parent company of BankUnited FSB, announced today that it has launched an offering of 3,200,000 equity units at $50 per unit. BankUnited will also grant the underwriters an option to purchase up to 480,000 additional equity units solely to cover over-allotments, if any.

BankUnited intends to use a portion of the proceeds to buy back shares of its Class A Common Stock. BankUnited also intends to use the proceeds for general corporate purposes such as expanding operations through new branch offices and operations centers, possible acquisitions, acquisition of debt and equity securities if available on favorable terms, redemption of outstanding debt and investment in loans and mortgage-backed or other securities. The lead book-running manager for this offering is J.P. Morgan Securities Inc., with Bear, Stearns & Co. Inc. and UBS Investment Bank as co-managers.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The equity unit offering may be made only by means of a prospectus and a related prospectus supplement, copies of which may be obtained when available from J.P. Morgan Securities Inc., at 277 Park Avenue, 13th floor, New York, NY 10172.

Forward-Looking Statements

This press release may contain certain forward-looking statements, which are based on management's expectations regarding factors that may impact the company's earnings and performance in future periods. Words and phrases such as: "will likely result," "expect," "will continue," "anticipate," "estimate," "project," "believe," "intend," "should," “would,” "may," "can," "could," "plan," "target" and similar expressions are intended to identify "forward-looking statements." Actual results or performance could differ from those implied or contemplated by such statements. Factors that could cause future results and performance to vary materially from current management expectations include, but are not limited to, general business and economic conditions; fiscal and monetary policies; significant weather events such as hurricanes; war and terrorism; changes in interest rates; deposit flows; loan demand and real estate values; competition with other providers of financial products and services; the issuance or redemption of additional company equity or debt; volatility in the market price of our common stock; changes in accounting principles, policies or guidelines; changes in laws or regulation; reliance on other companies for products and services; and other economic, competitive, servicing capacity, governmental, regulatory and technological factors affecting the company's operations, pricing, products and delivery of services.

The issuer may file a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling collect at 305-569-3460.